Exhibit 99.1

TD Bank Announces Redemption of Subordinated Debentures

Toronto, November 29, 2010 - The Toronto-Dominion Bank (TD) announced today its intention to redeem on January 18, 2011 (the “Redemption Date”), all of its $1.0 billion of outstanding 4.317% subordinated debentures due January 18, 2016, at a redemption price of 100 per cent of the principal amount.  Notice will be delivered to the debenture holders in accordance with the debenture conditions.  Interest on the debentures will cease to accrue on and after the Redemption Date.

About TD Bank Financial Group

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Financial Group (TDBFG). TDBFG is the sixth largest bank in North America by branches and serves more than 18 million customers in four key businesses operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust and TD Insurance; Wealth Management, including TD Waterhouse and an investment in TD Ameritrade; U.S. Personal and Commercial Banking, including TD Bank, America's Most Convenient Bank; and Wholesale Banking, including TD Securities. TDBFG also ranks among the world's leading online financial services firms, with more than 6 million online customers. TDBFG had CDN$603 billion in assets on July 31, 2010. The Toronto-Dominion Bank trades under the symbol "TD" on the Toronto and New York Stock Exchanges.

For further information: Michael Sheehan, Manager, Capital Finance, (416) 982 - 2373